Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 3 - 2012

March 1, 2012
FOR IMMEDIATE RELEASE

MARBAN EASTERN DOWN DIP ZONE RETURNS
6.4 GRAMS PER TONNE OF GOLD OVER 8.9 METRES

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex:AZK) is pleased to announce initial drill results from the second phase program at the Marban property, located in the Malartic gold camp, Abitibi region of Quebec.

Results from 15 new drill holes completed on the Marban gold deposit are included in this release.  Drill results are tabled on the following pages.

Drilling highlights include:

•

Hole MB-12-272, drilled on section 4550E, at the eastern end of the Marban deposit, returned four important gold mineralised intervals as follows:

2.4 g/t over 19.2 metres at a vertical depth of 235 metres, including 5.6 g/t Au over 7.2 metres

3.0 g/t Au over 14.4 metres at a vertical depth of 260 metres

7.6 g/t Au over 5.0 metres at a vertical depth of 360 metres

6.4 g/t Au over 8.9 metres at a vertical depth of 380 metres

•

The two deepest mineralised intervals of hole MB-12-272 are located 90 to 110 metres above the mineralised intersection in hole MB-11-242 within the newly recognised Eastern Down Dip Zone, which averaged 6.1 g/t Au over 12.6 metres.

•

The new results emphasise the potential to identify additional mineral resources within the Eastern Down Dip Zone between a vertical depth of -350 and -600 metres.  The mineralised structure is considered open laterally to the east and at depth.

•

The first two mineralised intervals of hole MB-12-272 were obtained at the eastern limit and just below the stopes of the former Marban mine.  Three new intersections were also obtained in proximity to hole MB-12-272, as follows:

1.3 g/t Au over 26.2 metres (MB-12-251)

32.1 g/t Au over 1.0 metre (MB-12-256)

20.5 g/t Au over 1.1 metres (MB-12-257)

The second phase program will include a total of 34,000 metres of diamond drilling, an updated mineral resource estimate and basic technical studies, including metallurgical testwork.  Drilling commenced on December 13, 2011, and four drill rigs are currently in operation to expand the mineral resources of the Marban deposit.  To date, thirty-six (36) holes and seven (7) extensions of previous holes have been completed for a total of 14,430 metres.  The second phase program and an updated mineral resource estimate are expected to be completed by the end of the second quarter of 2012.

News Release – March 1, 2012 Marban Eastern Down Dip Zone Returns 6.4 g/t Au over 8.9 metres	Page | 2

Marban deposit drilling

The 2011 first phase drill program demonstrated the continuity of the mineralization between surface and minus 250 metres, as well as the grade consistency, and lead to the discovery of the Western High Grade Zone. This first phase also identified the Eastern Down Dip Extension Zone which is located below 250 metres and remains open at depth and laterally.

Objectives of the 2012 second phase drilling program are:

1)

Improving quality and potential of the near surface resources:

The objective is to improve the quality of the known resources and to increase the potential to find more mineralised corridors within a pit shell to help decrease the stripping ratio, and will include drilling the Western High Grade Zone.

2)

Developing a mineral inventory below a vertical depth of -250 metres:

This objective targets the identification of new mineral resources inside the Marban structural zone.  Preliminary interpolation on the Eastern Down Dip Zone indicates a strong potential to identify mineral resources between a vertical depth of -350 and -600 metres.  The mineralised structure is considered open laterally and downdip.

New holes and the extension of previous holes are planned at vertical depths of -300 metres to -1,000 metres to test the consistency and extension of the Eastern Down Dip Zone at an average drill hole spacing of 50 metres.

Aurizon Option

Aurizon can earn up to a 65% interest in the Marban property under the terms of an option and joint venture agreement dated July 5, 2010 between NioGold and Aurizon (see news release dated July 6, 2010).  The initial 50% interest can be earned by incurring expenditures of $20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold remains the project operator during the initial earn-in period.

The first phase program commenced on August 30, 2010, and was completed on August 9, 2011.  The program consisted of 50,253 metres of diamond drilling (170 holes, 8 extensions) at a total cost of $6 million.  Drilling was distributed between the Marban (41,270 metres) and Norlartic (4,319 metres) deposits and exploration drill hole fences between the two deposits (4,664 metres).  The Norlartic deposit, historically mined from underground is located 1.2 kilometres westward along the same shear zone system.  Highlights include the identification of two new gold zones surrounding the former Marban mine named the High Grade Western Zone and Eastern Down Dip Zone.

News Release – March 1, 2012 Marban Eastern Down Dip Zone Returns 6.4 g/t Au over 8.9 metres	Page | 3

Drill Results – Marban Deposit
Hole	Line	Station	Azimuth	Dip	Hole Length	From	To	Core Length	Grade	Zone
	(m)	(m)			(m)	(m)	(m)	(m)	(g/t Au)
MB-11-249	4350	4100	N180°	-77°	615.0	62.2	63.4	1.2	4.6
						222.8	228.0	5.2	1.6	E
						445.6	446.3	0.7	17.7	A
						493.1	494.3	1.2	10.1	P
						552..	555.8	3.4	4.8	T
MB-12-250	4450	4055	N180°	-74°	563.0	185.0	194.8	9.8	1.1	E-2
						371.8	376.7	4.9	1.6	C1
						410.8	412.0	1.2	4.1	P
						516.8	519.6	2.8	2.1
MB-12-251	4300	4005	N180°	-50°	435.0	236.6	258.5	21.9	0.9	B-C2-C3
					including	255.0	256.2	1.2	7.0	C3
						271.4	297.6	26.2	1.3	C1-A
					including	273.6	274.8	1.2	11.4	C1
MB-12-255	4650	4040	N180°	-55°	567.0	502.8	505.2	2.4	2.2
MB-12-256	4600	4050	N183°	-58°	602.0	124.1	126.1	2.0	4.0
						345.1	346.1	1.0	32.1	C1
						432.4	436.0	3.6	2.6
						504.9	507.2	2.3	4.4
MB-12-257	4600	3955	N180°	-55°	261.0	115.4	116.6	1.2	3.9
						243.9	245.0	1.1	20.5	C1
MB-12-262	4250	3841	N180°	-54°	287.0	61.8	65.7	3.9	1.7	E
MB-12-263	4150	3835	N180°	-55°	203.0	119.8	125.8	6.0	1.0	D1
MB-12-264	4150	3790	N180°	-50°	198.0	95.4	108.6	13.2	0.8	D1
MB-12-266	4100	3770	N180°	-55°	160.0	72.5	74.9	2.4	2.7	T
						96.0	103.2	7.2	0.9
MB-12-267	4050	3885	N180°	-55°	219.0	72.4	73.4	1.0	4.5	E
						165.0	166.2	1.2	7.7	T
MB-12-269	3900	3855	N180°	-47°	132.0	94.4	95.6	1.2	15.0	T
MB-12-270	3900	3882	N180°	-55°	183.0	54.8	58.0	3.2	2.9	E
MB-12-271	4050	3750	N180°	-52°	90.0	37.8	41.0	3.2	1.7	D1
						83.7	86.8	3.1	3.6	T
MB-12-272	4550	3970	N180°	-58°	501.0	111.1	112.3	1.2	5.4
						267.2	286.4	19.2	2.4	C1-A
					including	272.0	279.2	7.2	5.6	A
						300.6	315.0	14.4	3.0	V-M-P
					including	303.0	304.2	1.2	10.4	P
					including	311.4	313.8	2.4	10.5	V-M-P
						420.6	425.6	5.0	7.6	W
						444.7	453.6	8.9	6.4	T

News Release – March 1, 2012 Marban Eastern Down Dip Zone Returns 6.4 g/t Au over 8.9 metres	Page | 4

Technical Info, QA/QC and Qualified Persons

Reported intervals are in core lengths but are anticipated to approximate true width, except where structural complexities occur, as the holes were drilled near perpendicular to the principal local structural orientation.

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes of the mineralised zones, except for holes that traversed underground workings which were completed using BQ-size core.  The core was sealed and delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths vary between 0.5 to 1.5 metres.  Half core samples were bagged, sealed and delivered to ALS Chemex in Val-d’Or, Quebec, an accredited laboratory.  The remaining core is stored on site for reference.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.  A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish.  As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

The drilling program was conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), Niogold’s Exploration Manager, a qualified Person as defined by National Instrument 43-101. This news release was prepared under the supervision of Martin Demers, P.Geo., Exploration Manager of Aurizon and a Qualified Person under National Instrument 43-101, based on information made available by Niogold and verified by personnel of Aurizon.

Additional information

There is one sketch attached to this news release showing the Marban deposit drill hole locations and the longitudinal figures.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

News Release – March 1, 2012 Marban Eastern Down Dip Zone Returns 6.4 g/t Au over 8.9 metres	Page | 5

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Marban Block property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

News Release – March 1, 2012 Marban Eastern Down Dip Zone Returns 6.4 g/t Au over 8.9 metres	Page | 6

AURIZON
MINES LTD.

MARBAN PROPERTY (QUEBEC)
Marban Zone
Follow up drilling
March 1, 2012

276000E
277000E
278000E
279000E
280000E
5338000N
5337000N
5336000N
5335000N
W
E
Surface
-200m
-400m
-600m
15.0/1.2
0.9/21.9
20.5/1.1
2.4/19.2
3.0/14.4
1.3/26.2
32.1/1.0
7.6/5.0
6.4/8.9
4.8/3.4
High Grade
Western Zone
High Grade
Eastern Downdip Zone
Enrichment trends
Previous hole
New hole reported
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
0
100m
Composite Longitudinal Section
QUEBEC
Val-d'Or
Keriens River
Montigny
Lake
Norbenite Shear Zone
Marban Deposit
Hydro Power Line
Granodiorite
Mine Sequence
Ultramafic Units
117
0
200m
Surface Geology

Reference: News Release Issue No. 3 - 2012